Exhibit 99.37

U.S. Silver Reports Year-End Increase in Proven and Probable Reserves

TORONTO--(BUSINESS WIRE)--May 3, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) announced that year-end reserves have again increased in excess of production for the fourth consecutive year. Proven and probable silver reserves are 21.9 million ounces, an increase of 304,000 ounces after replacing production of 2.3 million ounces as detailed in the Company’s 43-101 filed on SEDAR.

The exploration program continues to be cost effective at adding reserves at modest expenditure levels. In addition, the rate of reserve addition is expected to increase as the drilling program is expanded in 2011. Since 2006, the Company has increased proven and probable reserves by 115%.

Reserve highlights include:

•	Reserves up over last year, after producing 2,275,817 ounces of silver in 2010

•	Copper-Silver ore reserves at 17.8 million ounces of silver, 5,520 tons of copper

•	Lead-Silver ore reserves at 4.1 million ounces of silver, 42,790 tons of lead

•	Total proven and probable ore reserves at 21.9 million ounces of silver

•	Silver reserves up 1% over the December 31, 2009 reserve, up 115% over June 2006 reserve

•	Copper reserves up 7% relative to the December 31, 2009 reserve

•	Lead reserves down 14% relative to the December 31, 2009 reserve

Resource highlights include:

•	Copper-Silver measured and indicated resources at 8.0 million ounces of silver and 2,380 tons of copper; silver ounces up 5%, copper tons down 5%, relative to December 31, 2009

•	Lead-Silver measured and indicated resources at 0.7 million ounces of silver and 7,270 tons of lead; silver ounces down 10%, lead tons down 13%, relative to December 31, 2009

U.S. Silver retained Chlumsky, Armbrust & Meyer, LLC (CAM) to independently review and audit the reserve methodology, updated reserves, and updated resources, for the Galena mine complex. The Qualified Persons who prepared the technical report for CAM are Fred Barnard PhD., and Steve Milne P.E. CAM’s technical report on reserves and resources for the Galena mine was prepared in compliance with the Canadian National Instrument 43-101. The report will be filed on SEDAR.

Reserves and resources were estimated using metal prices of $16.00 per ounce for silver, $2.90 per pound of copper and $0.90 per pound of lead. All monetary values are in U.S. dollars. The mineral reserves and resource for the Galena mine complex are listed below.

Galena Mine Complex Ore Reserve, Effective December 31, 2010
	Tons	Ag	Contained	% Cu	Contained	% Pb	Contained
Silver-Copper Veins		(oz/t)	Ounces		Cu Tons		Pb Tons
Proven Reserves	509,300	15.74	8,015,000	0.51	2,610
Probable Reserves	556,800	17.67	9,836,200	0.52	2,910
Proven & Probable	1,066,100	16.74	17,851,200	0.52	5,520
Silver-Lead Veins
Proven Reserves	219,200	7.58	1,661,700			8.59	18,840
Probable Reserves	330,400	7.25	2,395,500			7.25	23,950
Proven & Probable	549,600	7.38	4,057,200			7.79	42,790
Total Ore Reserve
Silver-Copper Veins	1,066,100	16.74	17,851,200	0.52	5,520
Silver-Lead Veins	549,600	7.38	4,057,200			7.79	42,790
	1,615,700	13.56	21,908,400	0.52	5,520	7.79	42,790

Galena Mine Complex Measured & Indicated Resources, Effective December 31, 2010
	Tons	Ag	Contained	% Cu	Contained	% Pb	Contained
Silver-Copper Veins		(oz/t)	Ounces		Cu Tons		Pb Tons
Measured Resource	124,600	15.02	1,871,500	0.55	690
Indicated Resource	364,800	16.85	6,148,800	0.46	1,680
Measured & Indicated	489,400	16.39	8,020,300	0.49	2,380
Silver-Lead Veins
Measured Resource	27,400	8.15	223,400			8.61	2,360
Indicated Resource	43,800	11.38	498,300			11.21	4,910
Measured & Indicated	71,200	10.14	721,700			10.21	7,270
Total M&I Resource
Silver-Copper Veins	489,400	16.39	8,020,300	0.49	2,380
Silver-Lead Veins	71,200	10.14	721,700			10.21	7,270
	560,600	15.59	8,742,000	0.49	2,380	10.21	7,270

Galena Mine Complex Inferred Resource, Effective December 31, 2010
	Tons	Ag	Contained	% Cu	Contained	% Pb	Contained
		(oz/t)	Ounces		Cu Tons		Pb Tons
Silver-Copper Veins	480,000	18.68	8,965,400	0.56	2,710
Silver-Lead Veins	546,300	8.68	4,743,400			9.45	51,600
Inferred Resource	1,026,300	13.36	13,708,800	0.56	2,710	9.45	51,600

Notes:

•	Mineral resources are exclusive of reserves

•	Mineral reserves have demonstrated economic viability whereas mineral resources do not

•	Cutoff grade used for reserves and resources was 9.0 opt Ageq

•
The cutoff grade is based on a cost of production of $143 per ton including mining, milling, administration, and general costs. In addition, costs for smelting, refining, and, transportation amount to $34 per ton

•	Silver equivalent value for reserves and resources was 1.1 ounces per ton silver per one percent lead, after adjusting for metallurgical recoveries

•	Silver equivalent value for reserves and resources was 3.6 ounces per ton silver per one percent copper, after adjusting for process recoveries

•	Process recovery for silver-copper ore is 97.4% for silver and 97.1% for copper

•	Process recovery for silver-lead ore is 95.0% for silver and 91.4% for lead

•	Veins are diluted, at actual grade, to a minimum mining width for reserves and resources. The minimum mining width varies from 5 feet to 9 feet depending on the mining method

•	20% additional dilution, at zero grade, is added to reserves after diluting to the minimum mining width

•	The reserve and resource estimation is based on data and mining as of December 31, 2010

•	Mine production rate of 200,000 to 201,500 tons per year, and 2.6 million to 2.8 million ounces of silver per year, was assumed for calculations for economic viability

•	In addition, copper production of 525 to 739 tons per year, and lead production of 3,660 to 5,926 tons per year were utilized

•	The reserves are sufficient for 8 full years of production

•	Measured and Indicated resources include 2,470,145 ounces at the Coeur mine. Inferred resources include 2,121,931 ounces at the Coeur mine.

Daniel H. Hussey, M.Sc, CPG, Manager of Exploration for U.S. Silver Corp, is the Qualified Person who reviewed this news release. He also supervised the updated reserve and resource estimation prepared by Galena mine personnel.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, CEO
(208) 752-0400
or Chris Hopkins
CFO (416) 907-9539
or
The Equicom Group,
Patrick Piette (416) 815-0700 x267